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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signet Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

250 Civic Center Drive, Suite 300

(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Kuhr   216-409-5496

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas

(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Kuhr _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signet Securities, LLC _____ , as of _____ December 31, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial Principal
_____
Title

_____
Notary Public

Lisa Kortowich-Hirter
Notary Public, State of Ohio
My Commission Expires: 7/23/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signet Securities, LLC
(a limited liability company)
December 31, 2019

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

Signet Securities, LLC

TABLE OF CONTENTS

Hobe & Lucas

Certified Public Accountants, Inc._____

4807 Rockside Road, Suite 510   (P) 216.524.8900
Independence, Ohio 44131   (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Signet Securities, LLC
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Signet Securities, LLC as of December 31, 2019, and the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signet Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Signet Securities, LLC's management. Our responsibility is to express an opinion on Signet Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Signet Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit

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also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Signet Securities, LLC's financial statements. The supplemental information is the responsibility of Signet Securities, LLC's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants Inc.

We have served as Signet Securities, LLC's auditor since 2012.
Independence, Ohio
February 24, 2020

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SIGNET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	196,515
Prepaid Expense	2,582
Total Assets	$ 199,097

LIABILITIES AND MEMBER'S EQUITY

Accounts payable Including related party	$ 7,960
Other Current Liabilities	500
Total liabilities	8,460
Member's equity	190,637
Total Liabilities and Member's Equity	$ 199,097

SIGNET SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
for the year ended December 31, 2019

Revenues:	$ 1,640,070
Expenses:	
Commission Expense	1,476,063
Compliance consulting	40,139
Rent	15,150
Bank charges	493
Legal and professional fees	10,865
Insurance	25,985
Regulatory fees, licenses, and permits	4,492
Computer & Internet Expense	10,304
Office supplies, postage, and delivery	305
Advertising	309
Telephone	3,025
Travel and entertainment	9,457
Dues and subscriptions	1,081
Depreciation	1,660
Total expenses	1,599,328
Other income/(expense):	
Interest expense	(4,989)
Interest income	20
Net Income	35,773
Member's equity, beginning of year	254,864
Contributions from member	-
Distributions to Member	(100,000)
Member's equity, end of year	$ 190,637

The accompanying notes are an integral part of these financial statements.

Signet Securiries
STATEMENT OF CASH FLOWS
for the year ended December 31, 2019

Cash flows from operating activities:		
Net Income	$	35,773
Changes in operating assets and liabilities:		
Increase in Prepaid Expense		(1,850)
Increase in Other Current Liabilities		206
Decrease in accounts payable, related party		(4,571)
Net cash from operating activities		29,558
Cash from used by financing activities:		
Distributions to member		(100,000)
Contributions from member		-
Net Cash used by Financing Activiies		(100,000)
Net decrease in cash		(70,442)
Cash, beginning of year		266,957
Cash, end of year	$	196,515

Supplemental Disclosure of Cash Flow Information:
In 2019, the Company incurred $4,989 in interest charges

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2019

1. **Summary of Significant Accounting Policies:**

   Company Activities – Signet Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio, and a member of the Financial Industry Regulatory Authority (FINRA). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. The Company is a wholly-owned subsidiary of Signet Finance Group, LLC.

   The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services.

   Revenue Recognition – Consistent with FASB ASC 606 - Revenue from Contracts with Customers, revenue for investment banking services, contingent private placement fee work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Monthly retainers and hourly billings are recorded as revenue when invoiced. Revenue is recognized only when contractual obligations have been met.

   Cash – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk on its cash.

   Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

   Income Taxes – The Company has elected to be taxed under the provisions of the Internal Revenue Code as a limited liability company. Under those provisions and similar provisions of state law, the Company does not pay Federal or State income taxes on its taxable income. Instead, the member is liable for individual income taxes on the Company's taxable income. Accordingly, there is no provision for income taxes in the financial statements.

   The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provide for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2019 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

Signet Securities, LLC

NOTES TO FINANCIAL STATEMENTS, Continued
for the year ended December 31, 2019

1. **Summary of Significant Accounting Policies, Continued:**

   As of December 31, 2019, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2014 and thereafter. In addition, the Company's state tax returns (Ohio) are open to examination for the years 2014 and thereafter.

   Advertising Expense – The cost of advertising is expensed as incurred. The Company incurred advertising costs of $309 in 2019.

   Use of Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

   Subsequent Events - Management of the Company has evaluated subsequent events through Feb 24, 2020, the date which the financial statements were available to be issued.

2. **Related Parties:**

   The Company is affiliated through common management and ownership with another limited liability corporation. The Company has an expense sharing agreement with the affiliated company for certain expenses related to rent, technology, utilities, and supplies. The Company's allocation of shared expenses totaled $47,769 in 2019, which includes $4,989 of interest expense and as of December 31, 2019, $4,927 is payable to the affiliated company. Revenues from affiliated Companies were $-0-.

   The Company's primary legal counsel is also a majority member in the parent company. Legal fees paid to this related party for legal services incurred were approximately $0.

3. **Net Capital Provision of Rule 15c3-1:**
   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

   The Company's minimum capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $188,555, which was $183,555 in excess of its required net capital of $5,000.

   In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2019, the ratio was .04 to 1.

Signet Securities, LLC

NOTES TO FINANCIAL STATEMENTS, Continued
for the year ended December 31, 2019

4. <u>**Exemption From Rule 15c3-3**</u>:

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Net capital:
    Total member's equity from statement of financial condition $ 190,637

    Less nonallowable assets $ (2,082)

        Net capital $ 188,555

Computation of aggregate indebtedness - total liabilities
    from statement of financial condition $ 7,960

Computation of basic net capital requirement - 6-2/3% of
    aggregate indebtedness $ 531

Minimum required net capital $ 5,000

Net capital requirement $ 5,000

Excess net capital $ 183,555

Ratio of aggregate indebtedness to net capital   0.04

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2019, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
for the year ended December 31, 2019

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510   Phone: (216) 524.8900
Independence, Ohio 44131   Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Signet Securities, LLC
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) Signet Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Signet Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Signet Securities, LLC stated that Signet Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Signet Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Signet Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe & Lucas
Certified Public Accountants Inc.

Independence, Ohio
February 24, 2020

Independent Member

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SIGNET SECURITIES LLC

SEC RULE 15c3-3 EXEMPTIVE REPORT

Signet Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). The firm is a limited product and service broker dealer serving as an investment banker. To the best of its knowledge and belief, the Company states the following:

a. Signet Securities LLC is exempt from SEC Rule 15c3-3 (SEC Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(i).

b. Signet Securities LLC to the best of our knowledge has met the identified exemptive provision noted above throughout the most recent fiscal year of 2019 without exception.

c. There were no exceptions noted.

Signet Securities, LLC

I, David Kuhr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: _____Financial Principal_____

Date: _____February 17, 2020_____